WOODSIDE

04 MAR 22 AM 7:21

8 March 2004

04010716

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Gas Sales Agreement signed with Western Power Corporation, lodged with the Australian Stock Exchange on 4 March 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
MAR 22 2004
THOMSON
FINANCIAL

Rebecca Sims
Compliance Officer

dlw 3/22

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 4 MARCH 2004
1:00PM (WST)

Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

GAS SALES AGREEMENT SIGNED WITH WESTERN POWER CORPORATION

Please find attached a News Release issued by North West Shelf Gas Pty Limited.

For investor inquiries please contact Mike Lynn, Investor Relations Manager on:

Work: (08) 9348 4283
Mobile: 0439 691 592
E-mail: Mike.Lynn@woodside.com.au

For media inquiries please contact Tony Johnson, Coordinator, North West Shelf Venture Corporate Affairs on:

Work: (08) 9348 5034
Mobile: 0417 916 638
E-mail: Tony.Johnson@woodside.com.au

KAREN LANGE
Company Secretary

NEWS RELEASE

NORTH WEST SHELF GAS PTY LIMITED
ACN 85 063 763 342
Level 3, 16 Milligan Street,
PERTH WA 6000
Telephone: (08) 9348 4270
Facsimile: (08) 9214 2601

Thursday, 4 March 2004
1:00pm (WST)

GAS SALE AGREEMENT SIGNED WITH WESTERN POWER CORPORATION

North West Shelf Gas advises that the North West Shelf Venture participants today signed a gas sale and purchase agreement with Western Power Corporation for a total of 700 petajoules of gas.

The agreement extends to the end of 2022 or until the 700 petajoules of gas is consumed, whichever comes first. The agreement replaces the NWS Venture's existing contract with Western Power, which was signed in 1994 with the then State Energy Commission of Western Australia.

In the short term, daily volume requirements by Western Power are not expected to be materially different to current arrangements. Initial daily quantities are expected to be about 100 – 110 terajoules of gas a day.

However, the new contract provides Western Power with additional gas supply should it proceed with the Cockburn 2 power station.

General Manager North West Shelf Gas, John Richards said the North West Shelf Venture was delighted to be extending its business relationship with Western Power.

"The North West Shelf Venture has had a long-standing and rewarding relationship with Western Power since the first days of gas supply to the State's south west in the 1980s," Mr Richards said.

"We are now extending this relationship, providing Western Australians with a long-term and reliable gas supply."

Mr Richards said that the North West Shelf Venture was well positioned for future growth in the domestic gas market and continued to offer competitive energy options for existing and potential gas customers.

"This year we are celebrating 20 years of gas supply to Western Australia," he said. "This is a major milestone for the Venture and the State and we look forward to building on this significant achievement."

North West Shelf Gas Pty Ltd is the Australian domestic gas marketing representative for the North West Shelf Venture.

Interests in the gas sale and purchase agreement were owned by the operator, Woodside Energy Ltd. (50.0%); BP Developments Australia Pty Ltd (16.67%); ChevronTexaco Australia Pty Ltd (16.67%); BHP Billiton Petroleum (North West Shelf) Pty Ltd (8.33%); and Shell Development (Australia) Proprietary Limited (8.33%).

MEDIA INQUIRIES
Tony Johnson, Coordinator
North West Shelf Venture Corporate Affairs
W: (08) 9348 5034 M: (0417) 916 638

INVESTMENT INQUIRIES
Mike Lynn, Investor Relations Manager
Woodside Energy Ltd.
W: (08) 9348 4283 M: (0439) 691 592